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CUSIP No. 499183804                    13G                     Page 1 of 9 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO RULES 13D-1(B), (C) AND
                        (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                         (AMENDMENT NO. _____________)*

                                  KNOLOGY INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    499183804
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]         Rule 13d-1(b)

[X]         Rule 13d-1(c)

[ ]         Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 499183804                    13G                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          Silver Point Capital, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

          22-3849636
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                                        5     SOLE VOTING POWER
                                                       -0-
                                  ----------------------------------------------
            NUMBER OF                   6     SHARED VOTING POWER
             SHARES
          BENEFICIALLY                                 4,197,755 (See Item 4)
            OWNED BY              ----------------------------------------------
              EACH                      7     SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                                    -0-
              WITH                ----------------------------------------------
                                        8     SHARED DISPOSITIVE POWER

                                                       4,197,755 (See Item 4)

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,197,755 (See Item 4)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   19.51%(1)
--------------------------------------------------------------------------------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 21,515,206 shares of common stock outstanding, as reflected in the Company's latest quarterly report filed in 10Q on October 31, 2004.
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CUSIP No. 499183804                    13G                     Page 3 of 9 Pages


--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          Edward A. Mule
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

          ###-##-####
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
           NUMBER OF                    5     SOLE VOTING POWER
            SHARES
          BENEFICIALLY                                 -0-
           OWNED BY               ----------------------------------------------
             EACH                       6     SHARED VOTING POWER
           REPORTING
            PERSON                                     4,197,755 (See Item 4)
             WITH                 ----------------------------------------------
                                        7     SOLE DISPOSITIVE POWER

                                                       -0-
                                  ----------------------------------------------
                                        8     SHARED DISPOSITIVE POWER

                                                       4,197,755 (See Item 4)

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     (See Item 4)
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   19.51%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP No. 499183804                    13G                     Page 4 of 9 Pages


--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          Robert J. O'Shea
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

          ###-##-####
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
            NUMBER OF                   5     SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                 -0-
            OWNED BY              ----------------------------------------------
              EACH                      6     SHARED VOTING POWER
            REPORTING
             PERSON                                    4,197,755 (See Item 4)
              WITH                ----------------------------------------------
                                        7     SOLE DISPOSITIVE POWER

                                                       -0-
                                  ----------------------------------------------
                                        8     SHARED DISPOSITIVE POWER

                                                       4,197,755 (See Item 4)

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,197,755 (See Item 4)
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   19.51%
--------------------------------------------------------------------------------
    12    TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP No. 499183804                    13G                     Page 5 of 9 Pages


ITEM 1(A) NAME OF ISSUER:

          The name of the issuer is Knology Inc. (the "Company").

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          The Company's principal executive office is located at 1241 O.G. Skinner Drive, West Point, GA 31883.

ITEM 2(A) NAME OF PERSON FILING:

          This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Offshore Fund, Ltd. (the "Offshore Fund")2

          The Reporting Persons have entered into a Joint Filing Agreement, dated December 30, 2004, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


          The address of the principal business office of each of the Reporting Persons is 600 Steamboat Road, Greenwich, CT 06830

ITEM 2(C) CITIZENSHIP:

          Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share.

ITEM 2(E) CUSIP NO.:

          499183804


2 Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Mr. Edward Mule and Mr. Robert O'Shea are Partners of Silver Point Capital, L.P. and have voting and investment power with respect to the shares of common stock held by the Fund and the Offshore Fund and may be deemed to be the beneficial owners of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P. and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of common stock held by the Fund and the Offshore fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No. 499183804                    13G                     Page 6 of 9 Pages


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable.

ITEM 4    OWNERSHIP:

          A. Silver Point Capital, L.P.

               (a) Amount beneficially owned: 4,197,755

               (b) Percent of class: 19.51%

               (c) Number of shares as to which such person has:

                    (i) Sole power to vote or direct the vote: -0-

                    (ii) Shared power to vote or direct the vote: 4,197,755

                    (iii) Sole power to dispose or direct the disposition: -0-

                    (iv) Shared power to dispose or direct the disposition:
                    4,197,755

          B. Edward A. Mule


               (a) Amount beneficially owned: 4,197,755

               (b) Percent of class: 19.51%

               (c) Number of shares as to which such person has:

               (j) Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 4,197,755

                    (iii) Sole power to dispose or direct the disposition: 0

                    (iv) Shared power to dispose or direct the disposition:
                    4,197,755

          C. Robert J. O'Shea

               (a) Amount beneficially owned: 4,197,755

               (b) Percent of class: 19.51%

               (c) Number of shares as to which such person has:

                    (k) Sole power to vote or direct the vote: 0
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CUSIP No. 499183804                    13G                     Page 7 of 9 Pages


                    (ii) Shared power to vote or direct the vote: 4,197,755

                    (iii) Sole power to dispose or direct the disposition: 0

                    (iv) Shared power to dispose or direct the disposition:
                    4,197,755

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          See response to Item 4.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
          PERSON:

          Not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.


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CUSIP No. 499183804                    13G                     Page 8 of 9 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2004

                                    Silver Point Capital, L.P.


                                    By:      /s/ Edward A. Mule
                                             -----------------------------------

                                    Name:    Edward A. Mule

                                    Its:     Partner

                                    /s/ Edward A. Mule
                                    --------------------------------------------



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                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 29, 2004

                                    Silver Point Capital, L.P.


                                    By:         /s/ Edward A. Mule
                                                --------------------------------

                                    Name:       Edward A. Mule

                                    Its:        Partner

                                    /s/ Edward A. Mule
                                    --------------------------------------------
                                    Edward A. Mule, individually